UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COMSTOCK HOMEBUILDING COMPANIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

205684 10 3

(CUSIP Number)

December 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The sole purpose of this Amendment is to correct a typographical error found in footnotes (1) and (2) of the original Schedule 13G filed by the Reporting Person.  The name of the trust that holds 550,250 shares of Class A Common Stock was incorrectly identified in the original Schedule 13G as “Bragol 2004 Taxable Trust” instead of “Bragol 2004 Exempt Trust.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205684 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence E. Golub

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,100,500

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,100,500

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) IN

(1)                                  The Reporting Person disclaims beneficial  ownership of 366,833 shares of Class A common stock held by The Lawrence E.  Golub Grantor Retained Annuity Trust and 550,250 shares of Class A common stock  held by Bragol 2004 Exempt Trust and the inclusion of these securities in this  report shall not be deemed an admission of beneficial ownership of all the  reported securities for purposes of Sections 13(d), 13(g) or 16 of the  Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 1.
	(a)	Name of Issuer Comstock Homebuilding Companies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 11465 Sunset Hills Road, Suite 510 Reston, Virginia 20190

Item 2.
	(a)	Name of Person Filing Lawrence E. Golub (“Reporting Person")
	(b)	Address of Principal Business Office or, if none, Residence 551 Madison Avenue, 6th Floor New York, NY 10022
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number 205684 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,100,500 (2)
(b) Percent of class: 13.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,100,500
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,100,500
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(2)                                  The Reporting Person disclaims beneficial ownership of 366,833 shares of Class A common stock held by The Lawrence E. Golub Grantor Retained Annuity Trust and 550,250 shares of Class A common stock held by Bragol 2004 Exempt Trust and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the  reported securities for purposes of Sections 13(d), 13(g) or 16 of the  Securities Exchange Act of 1934, as amended, or for any other purposes.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2005
Date
/s/ Lawrence E. Golub
Signature
Lawrence E. Golub
Name/Title